VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

September 17, 2024

VIA EDGAR

Mr. Seamus O’Brien, Esq.

Staff Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Voya Equity Trust (the “Registrant”)
(File Nos. 333-56881; 811-08817)

Dear Mr. O’Brien:

This letter responds to comments provided by telephone on September 6, 2024, by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 180 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Amendment was filed with the SEC, via the EDGAR system, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on July 22, 2024.

Our summary of the comments and our responses thereto are provided below. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement. The Registrant intends to file a future post-effective amendment pursuant to Rule 485(b) under the 1933 Act (the “Future Amendment”) to, as applicable: (i) reflect the revisions discussed herein in response to the Staff’s comments; (ii) make certain non-material changes, as appropriate; (iii) include relevant financial information; and (iv) file exhibits to the Registration Statement.

General Comments

1.Comment: The Staff noted that where a comment is made with respect to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response: The Registrant confirms that where a comment is made with respect to disclosure in one location, it will apply to all similar disclosure appearing elsewhere in the Registration Statement.

2.Comment: The Staff noted that portions of the Registration Statement are incomplete. The Staff requested that the Registrant fill in all bracketed language and any placeholders, and refresh all table(s) of contents, prior to effectiveness.

Response: The Registrant confirms that these items will be included and refreshed in the Future Amendment.

Voya Global Income & Growth Fund (the “Fund”)

3.Comment: The Staff noted that, pursuant to its principal investment strategies, the Fund invests 33% of its assets in “equity securities and/or written call options.” The Staff requested that the Registrant clarify if such option writing is uncovered, and to further clarify what the call option writing will be on (e.g., there are references to indices in the principal risk section of the disclosure).

Mr. Seamus O’Brien, Esq.

U.S. Securities and Exchange Commission

September 17, 2024

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Response: The Registrant has revised the quoted language to read 33% of its assets in “equity securities and/or written covered call options on equity securities.”

4.Comment: The Staff noted that, pursuant to its principal investment strategies, the Fund “may invest a significant portion of its assts in private placement securities (including Rule 144A and Regulation S securities).” The Staff requested the Registrant confirm whether investing in private placement securities is a principal investment strategy of the Fund. If it is not a principal investment strategy, the Staff requested that the Registrant move the disclosure to the statutory prospectus.

Response: The Registrant confirms that investments in private placement securities (including Rule 144A and Regulation S securities) is a principal investment strategy of the Fund.

5.Comment: The Staff noted that the Fund “may invest in synthetic convertible instruments” and requested the Registrant clarify the Fund’s principal investment strategy to reflect only those investments in which the Fund will principally invest. To the extent certain investments are non- principal, the Staff requested that the Registrant move the disclosure to the statutory prospectus.

Response: The Registrant respectfully submits that the referenced disclosure accurately reflects the Fund’s principal investment strategies and is consistent with Item 4(a)(1) of Form N-1A, which requires the Fund to “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally) . . . ” (emphasis added). The Registrant notes while the Fund’s principal investment strategies disclosure identifies various securities in which the Fund invests or will invest principally, the use of the phrase “may invest” is appropriate for certain instruments in which the

Fund intends to invest as a part of its principal investment strategies, but in which the Fund may not be invested at a given point in time.

6.Comment: The Staff noted that the Fund “may invest in structured notes or equity-linked securities” and requested the Registrant clarify the Fund’s principal investment strategy to reflect only those investments in which the Fund will principally invest. To the extent certain investments are non- principal, the Staff requested that the Registrant move the disclosure to the statutory prospectus.

Response: Please see response to comment 5 above.

7.Comment: The Staff requested the Registrant clearly disclose, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered.

Response: The Registrant respectfully declines to revise its disclosure for the Fund (and other funds in the filing with similar disclosures) and believes the following disclosure addresses the Staff’s comment:

Principal Investment Strategies

ESG factors will be only one of many considerations in the Sub-Adviser’s evaluation of any potential investment; the extent to which ESG factors will affect the Sub-Adviser’s decision to invest in a company, if at all, will depend on the analysis and judgment of the Sub-Adviser.

Principal Risks

Environmental, Social, and Governance (Fixed Income): …There is no minimum percentage of the Fund’s assets that will be invested in obligations of

Mr. Seamus O’Brien, Esq.

U.S. Securities and Exchange Commission

September 17, 2024

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issuers that a Sub-Adviser views favorably in light of ESG factors, and the Sub- Adviser may choose not to invest in obligations of issuers that compare favorably to obligations of other issuers on the basis of ESG factors.

8.Comment: The Staff noted that the Fund includes “Other Investment Companies” as a principal risk and requested that the Registrant confirm that the risk applies to the Fund’s principal investment strategies. If “Other Investment Companies” is not a principal risk, the Staff requested that the risk be moved to the statutory prospectus.

Response: The Registrant has included “Other Investment Companies” as a principal risk for the Fund because of the Fund’s principal investment strategy disclosure that states:

The Fund may invest in other investment companies, including exchange-traded funds (“ETFs”), to the extent permitted under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder, and under the terms of applicable no-action relief or exemptive orders granted thereunder.

9.Comment: The Staff noted that the Fund includes “Preferred Stocks” as a principal risk and requested that the Registrant confirm that the risk applies to the Fund’s principal investment strategies. If “Preferred Stocks” is not a principal risk, the Staff requested that the risk be moved to the statutory prospectus.

Response: The Registrant has included “Preferred Stocks” as a principal risk for the Fund because of the Fund’s principal investment strategy disclosure that states:

Convertible preferred securities, including mandatory and perpetual preferred securities, may also be used to gain convertible exposure.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact Angela Gomez at (480) 477- 2313 or the undersigned at (770) 690-5568.

Regards,

/s/ Craig Foster Craig Foster

Vice President and Counsel Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Ropes & Gray LLP

Mr. Seamus O’Brien, Esq.

U.S. Securities and Exchange Commission

September 17, 2024

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Jessica Reece, Esq.

Ropes & Gray LLP

Jeremy Smith, Esq.

Ropes & Gray LLP